Exhibit 10.1

333 South Wabash, 40th Floor, Chicago, IL 60604	Thomas Pontarelli
Executive Vice President &
Chief Administration Officer
Telephone 312-822-5291
Facsimile 312-817-4030
e-Mail thomas.pontarelli@cna.com
September 28, 2010
Mr. D. Craig Mense
950 N. Michigan Avenue
Chicago, Illinois 60611
Dear Craig:
Except as expressly set forth in this letter agreement, you and Continental Casualty Company (“CNA”) hereby agree to terminate your employment agreement, dated August 1, 2007, as amended July 1, 2008 and March 11, 2010 (“Agreement”), when its term expires on December 31, 2010.
Under this new arrangement, effective January 1, 2011, the relationship would be transformed into an “at will” employment relationship and your compensation structure would be the same or substantially similar to that currently in effect under the Agreement. You would, of course, be eligible to participate in any changes CNA makes in its senior executive compensation programs.
In furtherance of a mutually beneficial transition, CNA would waive your obligation to comply with the non-competition covenant in Section 9 of the Agreement such that it would automatically expire on January 1, 2011. In addition, CNA would consent to shortening the survival periods by twelve (12) months for all of the remaining covenants with specified survival periods (except for the claims assistance covenant in Section 12, which would survive in accordance with its original terms). As a result, the non-solicitation covenant in Section 10 and the non-interference covenant in Section 11 would expire twelve (12) months following the date of your actual termination of employment. Covenants with indefinite survival periods (i.e., the confidentiality covenant under Section 7 and the return of materials covenant in Section 13), however, would continue to remain in effect in accordance with their original terms.
As further consideration, CNA would extend certain of its obligations under Section 6.5. Specifically, if your employment is terminated at any time between January 1, 2011 and December 31, 2013 by CNA Without Cause or by you for Good Reason (as each term is defined in the Agreement) (“Involuntary Termination”), CNA would still be obligated to remit the $3,600,000 in severance pay described in Section 6.3, provided that such amount would decrease on a straight-line prorated basis (i.e., $100,000 monthly) during the 36-month period (“Modified Severance”), but in no event would it be less than the amount which is equal to two times your annual base salary in effect at the time of such Involuntary Termination (“Minimum Severance”). Further, if any Involuntary Termination occurs after January 1, 2014, your eligibility for severance pay, if any, would be governed solely by the terms of the CNA Severance Pay Plan then in effect and you would no longer be entitled to either the Modified Severance or the Minimum Severance.
The prorated reduction of the severance amount would be applied to each separate installment of severance that becomes payable and, if you elect to continue your health benefit coverage, a pro-rated reduction would apply to the difference between the premium payments required of active employees and the applicable COBRA premium. The pro-rated reduction would not apply, however, to any unpaid base salary, prorated to the date of your actual termination of employment or to any unpaid cash entitlements, if any, earned and accrued pursuant to any applicable CNA plan or program prior to the date of your actual termination of

Mr. D. Craig Mense
September 23, 2010

employment (which unpaid cash entitlements do not include any unpaid Bonus or any unpaid long-term incentive cash award or other award under the Plan for the year in which the termination occurs).
For purposes of clarification, you acknowledge and agree that any provisions under the Agreement involving Section 409A of the Internal Revenue Code shall remain in effect, to the extent applicable, and the release described in Section 6.7 of the Agreement continues to remain a condition precedent to CNA’s obligation to remit any payments or other benefits pursuant to Section 6 of the Agreement, with the dates described in Section 6.7 triggered based on the date of your actual termination of employment.
Given that CNA is making an offer to continue your employment beyond December 31, 2010 under a compensation structure substantially similar to that provided for in the Agreement, Section 6.5 of the Agreement is not triggered and your employment should not be treated as having been terminated in accordance with Section 6.3 of the Agreement. In exchange for the consideration described above, you, on your own behalf and on behalf of your heirs, representatives, successors and assigns, unconditionally agree that the provision of this offer of continued employment fully and completely satisfies the obligations of CNA under Section 6.5 of the Agreement and hereby forever waive and release CNA, as well as its parent, subsidiaries, and affiliates, along with the respective shareholders, officers, directors, employees, attorneys, agents and representatives of each of the foregoing entities, from and against any and all liabilities, obligations, claims, defenses, demands, actions, causes of action, promises, suits, losses, damages, expenses and costs of every kind and nature, whether known or unknown, suspected or unsuspected, fixed or contingent, in tort or contract, at law or in equity, or past, present or future arising out of or connected with any claim involving CNA’s obligations under Section 6.5.
If the terms and conditions set forth in this letter are acceptable, please sign and return this letter to me at your earliest opportunity.
Sincerely,

/s/ Thomas Pontarelli
Thomas Pontarelli

Accepted and agreed effective
as of the date first above written:

/s/ D. Craig Mense
D. Craig Mense